Filed by CapStar Financial Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Athens Bancshares Corporation

Commission File No.: 001-37886

Date: June 21, 2018

The following communication is being filed in connection with the merger of Capstar Financial Holdings, Inc. (“CapStar”) and Athens Bancshares Corporation

Employee Q&A first distributed to CapStar employees on June 21, 2018

Q & A – Acquisition of Athens Federal Community Bank, National Association

1.	How does CapStar view the Athens acquisition?

a.	We have talked about four criteria in evaluation of potential acquisitions; low cost deposits, complimentary business opportunity, increased scale, and new non-interest income sources.

b.	This acquisition hits on all four of those criteria, which make the transaction all the more compelling for us.

c.	The key themes of this transaction centers around the fact that we have two growing organizations with a common vision.

d.	Athens represents a low beta deposit franchise with excess liquidity and capital to support the growth.

e.	In addition to increased scale and liquidity, Athens will provide us additional diversity in geography and lines of business (through Athens’ Consumer Finance and Title Services).

f.	We are confident that, with Athens, we can drive even greater growth and success for our company as well as our employees, our shareholders, our communities and our clients.

2.	When will this deal be finalized?

a.	The anticipated closing date is in Q4 2018, subject to customary closing conditions, including the receipt of required shareholder and regulatory approvals.

3.	Does this impact employee jobs at CapStar?

a.	At this time, we do not anticipate any impact to positions at CapStar.

4.	What is the size of Athens Federal Community Bank?

a.	As of March 31, Athens had approximately $482 million in assets, with net loans of $331 million and $422 million in total deposits.

5.	Where does Athens Federal operate?

a.	Headquartered in Athens, TN, they serve the I-75 corridor of East TN between Knoxville and Chattanooga.

6.	How many employees do they have?

a.	They currently have 118 employees.

7.	How many financial centers do they operate?

a.	They operate 10 branches: 4 in Athens, 2 in Cleveland, 3 in Monroe County (Madisonville and Sweetwater), and 1 in Lenoir City (Loudon County). They also operate two Consumer Finance locations: 1 in Athens and 1 in Cleveland.

8.	Do they do much commercial lending?

a.	Athens does a fair amount of commercial lending, but not as much as CapStar. Below is a side by side comparison of the two companies loan books and the combination (as of March 31, 2018).

	CSTR	AFCB	Combined
Construction (C&D)	8.4%	12.1%	9.3%
Farm & Agriculture	0.7%	0.9%	0.7%
Residential (1-4 Family)	11.5%	39.8%	18.1%
Multifamily	2.8%	1.7%	2.5%
Owner Occupied Real Estate	12.0%	8.5%	11.2%
Non-Owner Occupied Real Estate	23.8%	24.4%	24.0%
Commercial (C&I)	37.3%	7.5%	30.3%
Consumer & Other	3.5%	5.3%	3.9%

9.	Does Athens have any ancillary businesses/services?

a.	Yes, Athens has several wholly-owned subsidiaries that will provide us new opportunities: Valley Title Services (specializes in real estate settlement) and SouthLand Finance, Inc. (a consumer finance company). In addition, Athens is also a longtime approved seller/servicer for Freddie Mac (mortgage).

10.	Will they be converting to our systems (FIS, etc.)? If so, when?

a.	We will engage an outside consultant to work with teams from both banks to determine which strategy to take with the systems conversion. We will update you as the strategy is developed.

11.	What will the combined organization structure look like?

a.	Organizational decisions will be refined as we determine our forward-looking operating strategy.

12.	How will this help our team here in Nashville?

a.	As the size of our organization increases we expect it will provide greater opportunities for our associates.

13.	Why has CapStar decided to pay a dividend?

a.	The dividend was declared in view of the CapStar’s strong performance and in anticipation of the performance of the combined company.

14.	Will we continue to look for additional acquisitions? In Tennessee or outside of Tennessee?

a.	We will continue to explore additional opportunities.

15.	Will this announcement have an immediate impact on day-to-day operations at CapStar?

a.	It is business as usual and it is important that we stay focused on achieving the business at hand.

16.	Will there be a transition/conversion team?

a.	We have only just announced this exciting combination, and there are still many decisions to be made.

b.	Until the transaction closes, CapStar and Athens remain separate companies.

c.	We expect to form an integration team, comprising representatives from both organizations, to plan for the combination upon the closing.

d.	Both companies are committed to a smooth transition, including a seamless transition for our employees, customers and business partners.

e.	We will provide more information in the near future.

17.	Does this require shareholder vote? What are the next steps?

a.	Yes, the transaction must be approved by the shareholders of CapStar and Athens, in addition to other customary closing conditions. We will share additional details with you as they become available.

18.	When was this announced publicly?

a.	A press release was issued after market on Monday, June 11 announcing the transaction publicly, followed up by an investor call early on Tuesday, June 12.

19.	If a client has questions about the transaction, where should I direct them?

a.	Any questions from customers regarding the acquisition can be directed to Rob Anderson or Claire Tucker. Clients may also access the June 12, 2018 investor presentation on CapStar’s investor relations website.

20.	What do I do if I am contacted by a member of the press about the transaction?

a.	If you receive any external inquiries from shareholders, analysts or media, please forward them immediately to Rob Anderson or Claire Tucker.

If you would like more of the details regarding this transaction, feel free to review the June 12, 2018 investor presentation available on our investor relations website (https://ir.capstarbank.com/events-and-presentations/upcoming-events).

Safe Harbor Legends

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain the required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics or other benefits of the transaction; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “will,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond CapStar’s control. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that CapStar anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in CapStar’s Annual Report on Form 10-K for the year ended December 31, 2017 and those disclosed in CapStar’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the proposed transaction may not materialize in the time frame expected or at all, or may be more costly to achieve; the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, CapStar’s and Athens’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees or other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 will be, considered representative, no such lists should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, CapStar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements speak only as of the date they are made. CapStar does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Important Additional Information and Where to Find It

In connection with the proposed merger, CapStar will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CapStar and Athens and a prospectus of CapStar, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF CAPSTAR AND ATHENS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, this document and other documents relating to the merger filed by CapStar with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing CapStar’s website at https://ir.capstarbank.com/ under the tab “Financials & Filings.” Alternatively, these documents, when available, can be obtained free of charge from CapStar upon written request to CapStar Financials Holding, Inc., 1201 Demonbreun Street, Suite 700, Nashville, Tennessee 37203, Attention: Investor Relations or by calling (615) 732-6455.

Participants in the Solicitation

CapStar, Athens, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CapStar’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 19, 2018, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Athens will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.